

October 25, 2012

Via Fax
Mr. Marshall D. Smith
Chief Financial Officer
Ultra Petroleum Corp.
400 North Sam Houston Parkway E., Suite 1200
Houston, Texas 77060

> **Re: Ultra Petroleum Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed February 17, 2012**
> **Form 10-Q for the Fiscal Quarter ended June 30, 2012**
> **Filed August 2, 2012**
> **Response Letter dated October 1, 2012**
> **File No. 1-33614**

Dear Mr. Smith:

We have reviewed your filings and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

General

1.   We understand that you would prefer to limit compliance with our comments to future filings and will consider your request. However, to the extent the revisions you have proposed to correct or clarify errors or imprecision in your accounting and disclosures would ordinarily be limited to annual reports, these matters should nevertheless be clarified no later than upon filing your next interim report.

Financial Statements

Note 4 – Oil and Gas Properties, page 63

2.   We note your response to prior comment 5 pertaining to your reporting of costs associated with proved developed and proved undeveloped properties. In addition to the changes that you agreed to make, please also ensure that you separately report in tabular form the amounts capitalized for proved undeveloped properties apart from proved developed properties as of the end of each period.

3.   We note that you have proposed the insertion of a subtotal in your table for acquisition, exploration and interest costs, before deducting sales and transfers, in response to prior comment 6. However, this does not achieve the requirement to disclose costs capitalized for unproved/unevaluated properties as of the end of the period according to the category of cost. You need to determine the composition of costs associated with sales and transfers each period and then deduct such costs from the appropriate category of cost so that capitalized acquisition, exploration and interest costs are reported on a net basis. The summation of these three amounts should be the total of your unproved/unevaluated costs capitalized as of year-end. Similarly, the corresponding amounts incurred in earlier periods that remain capitalized should be reported net of subsequent sales and transfers.

Note 5 - Property, Plant and Equipment, page 64

4.   We note your response to prior comment 5 stating that you have gathering systems that are being depreciated separately from proved oil and gas properties because they are expected to be used to transport oil and gas not currently included in proved reserves, including production expected from probable and possible reserves, as well as third parties. We will require further details to understand why you do not consider the costs of these gathering systems to be development costs as defined in Rule 4-10(a)(7) of Regulation S-X. If the systems are installed on wells in which you have an interest the full cost methodology would apply regardless of whether you have established proved reserves. However, if you have no interest in production from the wells on which these systems are installed, submit a description of the systems and the related properties and explain how you became the owner and expect to utilize them to access your probable and possible reserves in the future. Please describe the current status of the properties associated with the systems and the manner and extent to which they are being utilized for both you and third parties.

Note 16 - Disclosures about Oil and Gas Producing Activities, page 77

E. Costs Incurred in Oil and Gas Exploration and Development Activities, page 81

5.   We note your response to prior comment 2, stating that of the $1.373 billion reported in your table as development costs for 2011, $696 million relates to drilling unproved

properties and $82 million is for other development. We do not see justification for classifying funds expended on drilling unproved properties as development costs, given the definition in Rule 4-10(a)(7) of Regulation S-X. Therefore, it appears you may need to revise your presentation to conform. Please also submit an explanation of why you believe the $82 million of other costs is fairly reported as development costs.

6.   We understand from your response to prior comment 8 that your reference to having a substantial inventory of bookable locations pertains to reserves that do not meet the criteria for proved but would qualify as probable; and that you will in the future refrain from making reference to reserves that have not been established and quantified in your disclosures. We believe that disclosures indicating you have reserves that are not reported as proved should accurately portray the status of the properties, including reserve classification and quantification, and address the uncertainties pertaining to your estimates, such as the reasons these do not qualify as proved, to comply with Item 1202(a)(5) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief